Exhibit 99.1

Galmed Pharmaceuticals Launches VCU Collaboration to Tackle Drug Resistance in GI Cancers

●	Galmed Pharmaceuticals (Nasdaq: GLMD) enters into a Sponsored Project Agreement with Virginia Commonwealth University (VCU) to evaluate Aramchol’s effect on overcoming drug resistance in gastrointestinal (GI) cancers.

●	Aramchol, a first-in-class SCD1 inhibitor, will be studied in combination with standard therapies for advanced colorectal and liver cancers, aiming to reverse treatment resistance and improve outcomes in these high-mortality cancers.

●	Collaboration builds on breakthrough findings published in Nature Communications (https://doi.org/10.1038/s41467-023-41852-z) linking lipid metabolism to cancer drug resistance, supporting Aramchol’s novel mechanism as a promising, synergistic approach.

●	This initiative is part of a strategic expansion of Galmed’s pipeline beyond liver disease into oncology, targeting a large market potential with significant unmet need and reinforcing Galmed’s focus on cost-effective, innovative therapies.

Collaboration to Reverse Drug Resistance in GI Cancers

TEL AVIV, Israel, April 17, 2025 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company, today announced a sponsored research collaboration with Virginia Commonwealth University (VCU) to investigate Aramchol’s potential in overcoming drug resistance in gastrointestinal (GI) cancers. Under the Sponsored Project Agreement, VCU scientists will study Aramchol in preclinical models of advanced GI malignancies – focusing on colorectal and hepatocellular (liver) cancers – in combination with standard-of-care treatments. The goal is to determine whether Aramchol’s novel mechanism of action can prevent or reverse resistance to therapies such as targeted kinase inhibitors and chemotherapies, thereby enhancing their efficacy against these aggressive tumors.

This collaboration addresses a critical unmet need: GI cancers (including colon and liver cancers) are among the leading causes of cancer mortality worldwide, and treatment options are often limited by therapy resistance. By targeting Stearoyl-CoA Desaturase 1 (SCD1) – a key enzyme in fatty acid metabolism implicated in cancer progression – Aramchol offers a novel therapeutic strategy. Recent breakthrough research published in Nature Communications (https://doi.org/10.1038/s41467-023-41852-z) has highlighted the role of lipid metabolic pathways (notably SCD1) in driving drug resistance in GI tumors. Leveraging these insights, the Galmed–VCU project will explore Aramchol’s ability to reprogram tumor metabolism and sensitize cancer cells to existing treatments, potentially delivering a breakthrough in resistance reversal for patients with few alternatives.

“A large proportion of patients with advanced HCC gain no long-term benefit from the approved 2nd line systemic therapy of tyrosine kinase inhibitors (TKIs) due to drug resistance, which keeps HCC a highly fatal disease. Most HCC patients receiving TKIs develop resistance within 6 months of treatment. Previous studies showed that SCD1 is highly expressed in some liver cancers, and its inhibition sensitizes cancer cells to TKIs” said Paul Dent, Ph.D. Professor, School of Medicine Biochemistry and Molecular Biology Virginia Commonwealth University. “The aim of the collaboration is to overcome mechanisms of drug resistance in cells exposed to Aramchol and FDA approved drugs. Based on these findings we would contemplate developing safe drug combinations that will block and circumvent drug resistance in HCC.”

Strategic Expansion and Market Implications

For Galmed, the partnership with VCU is part of a strategic expansion beyond its historical focus on fibrotic liver diseases into the oncology arena. Aramchol (an oral therapy with a strong safety profile demonstrated in NASH/fibrosis trials) is the most clinically advanced SCD1 inhibitor, and its dual action on metabolic and fibrotic pathways presents a unique opportunity in cancer treatment. Allen Baharaff, President and CEO of Galmed, noted that this program aligns with the Company’s growth strategy and commitment to addressing diseases with high unmet need:

“ HCC is the only major cancer for which death rates have not improved over the last 10 years. Tyrosine kinase inhibitors (TKIs) such as Sorafenib, Regorafenib and Lenvatinib are pivotal molecular targeted agents in advanced HCC.

The clinical benefit of TKIs based systemic therapy for advanced HCC is limited due to drug resistance mediated by dysregulated lipid metabolism. Consequently, monoclonal antibodies (MABs) such as Atezolizumab & bevacizumab emerged as the first-line therapy for patients with HCC. However as 75% of patients are refractory to or intolerant to MABs and because of their high cost, the cost effectiveness is limited. Targeting lipid metabolism with Aramchol, a potent SCD1 inhibitor, is a promising emerging strategy to overcome TKIs therapy resistance in HCC and a combination of the two agents could replace MABs as a cost-effective 1st line treatment.

Through this sponsored research, Galmed and VCU seek to generate proof-of-concept data on Aramchol’s efficacy in an oncology setting. Positive findings could lay the groundwork for subsequent clinical development in cancer, expanding Galmed’s pipeline and creating value for investors and stakeholders. The Company’s extended patent runway for Aramchol (protected through 2035) further enhances the commercial prospects of any new oncological application by providing a long horizon for development and potential market exclusivity.

Galmed will provide funding and Aramchol materials, while VCU’s researchers – including experts from the VCU Massey Comprehensive Cancer Center – will conduct the studies and analyze outcomes. The collaboration leverages VCU’s deep expertise in cancer biology and drug resistance models along with Galmed’s decade-long experience with Aramchol in metabolic diseases. Both parties believe this partnership can accelerate the path toward a first-in-class therapy that tackles cancer resistance mechanisms head-on.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, including the potential of the VCU collaboration, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

SOURCE Galmed Pharmaceuticals Ltd.

Investor and Media contact: Guy Nehemya, Chief Operating Officer investor.relations@galmedpharma.com